September 28, 2016

VIA EDGAR

Shannon Sobotka
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Digital Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the quarter ended June 30, 2016
Filed August 9, 2016
File No. 1-32336
Digital Realty Trust, L.P.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the quarter ended June 30, 2016
Filed August 9, 2016
File No. 0-54023
Dear Ms. Sobotka:
In connection with the letter dated September 28, 2016 pursuant to which Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Company”) responded to the comments of the staff of the Division of the Corporate Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on September 16, 2016, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission, (b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIGITAL REALTY TRUST, INC. DIGITAL REALTY TRUST, L.P.

By:	/s/ Joshua A. Mills
	Name:	Joshua A. Mills
	Title:	Senior Vice President, General Counsel and Secretary